82-4997

02 APR -4 AM 8:0[illegible]

02028240

CANARY WHARF

GROUP PLC

31 DECEMBER 2001 INTERIM STATEMENT

SUPPL

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[illegible] 4/9



HERON QUAYS UNDER CONSTRUCTION



CANARY WHARF

GROUP PLC

CONTENTS

CHAIRMAN'S AND CHIEF EXECUTIVE'S STATEMENT

We are pleased to report that Canary Wharf continues to make excellent progress in all its activities - leasing, construction, finance, and development. It is now three years since our flotation and it seems an appropriate point to review progress in relation to the strategy which we set out at that time. We have substantially completed the core elements of our business plan well ahead of schedule. We are in the process of building over 8 million sq ft and we have acquired additional development capacity in excess of the sites held for future development at the time of flotation. Leasing of the development is at least two years ahead of schedule and our financing programme has employed innovative techniques which have brought forward permanent financing, accelerating our ability to return capital to shareholders. We are now in a position to outline our intentions on the return of capital programme and the future direction of the company.

The results for the six months ended 31 December 2001 were in line with expectations. Turnover increased from £74.2 million for the six months ended 31 December 2000 to £94.2 million for the subsequent period, an increase of 27.0%. The increase in turnover resulted in an operating profit of £54.5 million in comparison with £42.0 million previously, an increase of 29.8%. After exceptional items and interest, the profit before tax for the period increased from £22.5 million to £26.2 million, an increase of 16.4%.

Net asset value per share based on the net realisable value of the property portfolio, after adding back the provision for deferred tax, increased from £6.97 per share at 30 June 2001 to £7.09 per share at 31 December 2001, an increase of 1.7%. We continue to believe that this is the best method of evaluating the long term value of the business.

Leasing activity has been strong during the period. Barclays Bank PLC and Skadden Arps Slate Meagher & Flom, the US law firm, both signed major pre-lets post the tragic events of September 11. Barclays Bank PLC have contracted to lease a building of 1 million sq ft which will become their global headquarters in 2004 and Skadden Arps Slate Meagher & Flom have agreed to lease 132,000 sq ft in our 600,000 sq ft multi-tenant building, 40 Bank Street, located on Heron Quays. Allen & Overy have also announced their intention to lease 60,000 sq ft at Canary Wharf, and Bank of America have announced that they intend to move their UK banking and capital markets operations into 250,000 sq ft sublet from CSFB. We believe this underscores the long term nature of real estate decisions and the attractions of the high quality of our buildings and of Canary Wharf as a prime business district.

Of the 8 million sq ft under construction and due for completion over the next 3 years, Canary Wharf Group currently has 975,000 sq ft of office space that is available for letting of which 475,000 sq ft is under option to certain tenants in the buildings in which they have pre-let space. All of our pre-lets are on long term 20 to 30 year leases. Some tenants have taken space, in excess of their immediate requirements, which eventually they intend to occupy but which, in the meantime, they will sublet on shorter lease terms. From that perspective the availability of sublet space will enable smaller tenants to consider Canary Wharf on shorter lease terms, which will further diversify the tenant mix.

Retail leasing has also remained strong. Waitrose have extended their requirement in the 205,000 sq ft Canada Place building from 80,000 sq ft to 100,000 sq ft, which will open in the

summer of 2002. In addition, over 66% of the units in the new retail mall under construction located at Jubilee Place, which is due to open in mid 2003, are either let or are under negotiation.

Our current construction programme of 8 million sq ft is approximately equal to the amount of office construction in the rest of Central London. Our projects are within budget in aggregate and we expect them to be completed on time. The 8 million sq ft underway represents 10 office buildings and three retail complexes. Since we last reported in September, 15 Westferry Circus, a 172,000 sq ft building for Morgan Stanley has been completed, and in January 2002 we reached completion of the base building of 25 Canada Square, a 1.2 million sq ft building for Citigroup.

Shortly after the end of the period we successfully completed a £1.257 billion securitisation of four buildings still in the course of construction. This is our largest fund raising to date and comprised the Lehman Brothers, Clifford Chance, Morgan Stanley and Northern Trust buildings on Heron Quays. Out of the total £1.257 billion issued, £1.1 billion or 88% of the issue was rated AAA, the highest credit rating available. The average weighted cost of debt across all tranches was 5.7%. We also achieved 75% loan to value, which exceeds our leverage target. Overall, our target loan to value ratio remains at 70%. The proceeds will be used to fund construction of the buildings and have generated additional cash to enable us to continue our planned return of capital programme. These four buildings were previously funded by the £1 billion construction loan facility. The refinancing of these assets means that we now have £1 billion in undrawn lines of credit to finance the construction of committed projects such as the Barclays Bank building, as well as future developments.

We continue to work diligently on our future development programme. In December we reached agreement with British Waterways Board to remove a restrictive covenant affecting the remaining development sites within Canary Wharf. The agreement increases the area of potential development for the near term, within the existing planning approvals, by 1.7 million sq ft on four sites (DS3 and BP2, BP3 and BP4) bringing the total permitted development to 15.7 million sq ft at Canary Wharf. We have begun the infrastructure works and pre-staging to street level for 850,000 sq ft of development on the DS3 and BP2 sites adjacent to the new Barclays building. In the longer term we are working on the detailed architectural designs for expanded office and retail development on the North Quay and Riverside sites. Together these sites will, subject to planning permission, represent around 4 million sq ft of future development. In total we have land available on which, subject to planning and other consents where necessary, it is possible to build in the order of 5.7 million sq ft.

The last six months has seen significant activity within those bodies responsible for co-ordinating transport policy in London. We have continued to contribute to the policy debates with the Mayor's office, the Greater London Authority, the London Development Agency and Transport for London, with relevant Government departments and with other involved parties such as the Thames Gateway London Partnership and transport providers.

During this period Cross London Rail Links Ltd, a joint venture between Transport for London and the Strategic Rail Authority, announced a new core alignment for the proposed Crossrail line which includes a branch to Canary Wharf. The objective is to create direct rail linkage from Heathrow via the West End and City to both Canary Wharf and Stratford. We have warmly endorsed this approach, which was agreed by the Mayor, Ken Livingstone, the Minister of Transport and the Chairman of the Strategic Rail Authority and we are continuing to work with Cross London Rail Links Ltd and others on the project. This indicates the continued commitment of all relevant bodies to increase investment in infrastructure in London. We are active on many of these initiatives, working with the relevant bodies and we are encouraged by the determination of all to commit to new programmes.

BUSINESS REVIEW

Property Portfolio

At the time of approving this Interim Statement the properties in the group's ownership (totalling 4.6 million sq ft net in twelve buildings) were fully let and a further thirteen buildings (totalling 8.0 million sq ft net) were under construction, of which 86.3% is subject to agreements for lease or sale.

The group's investment properties are under lease to high quality tenants which provide a diversified income stream. At 31 December 2001 the weighted average unexpired lease term for the office portfolio was approximately 23.7 years (or 20.8 years after taking account of tenant break options). Only 19.6% of the square footage under lease will expire or is capable of being terminated during the next ten years.

Properties under construction at 31 December 2001 included 8 Canada Square, a 1.1 million sq ft building which upon completion in April 2002 will be sold to HSBC. Those properties under construction at 31 December 2001 which upon completion it is intended will be held as investments comprised the following:

Property Address	Approx. Net Internal Area (sq ft)	Expected Completion Date	Status
5 Canada Square (DS1)	516,600	May/June 2002	Agreed to be leased to CSFB
25 Canada Square (DS5)	1,193,600	Completed January 2002	Agreed to be leased to Citigroup
1 Churchill Place (BP1)	1,000,000	July 2004	Agreed to be leased to Barclays PLC of which 650,000 sq ft to be occupied initially
20 Canada Square (DS4)	535,500	December 2002	310,000 sq ft agreed to be leased to The McGraw Hill Companies
20 Bank Street (HQ1)	506,000	August 2003	Agreed to be leased to Morgan Stanley
25-30 Bank Street (HQ2)	1,000,000	August 2003	Agreed to be leased to Lehman Brothers
40 Bank Street (HQ3)	600,000	April 2003	131,400 sq ft agreed to be leased to Skadden Arps Slate Meagher & Flom LLP
50 Bank Street (HQ4)	217,400	June 2002	151,500 sq ft agreed to be leased to The Northern Trust Company
10 Upper Bank Street (HQ5)	1,000,000	July 2003	785,000 sq ft agreed to be leased to Clifford Chance LLP
Canada Place Retail Centre extension (DS8)	205,000	September 2002	100,000 sq ft pre-let to Waitrose Food & Home; 92,000 sq ft pre-let to Reebok
Jubilee Place Retail Centre (RT3)	80,000	July 2003	10,675 sq ft agreed to be leased to various retail tenants
Churchill Place Retail Centre (RT4)	40,000	July 2004	Unlet
	6,894,100		

As well as the properties under construction referred to above, the group is continuing substructure works on the remaining sites on Canary Wharf as a preliminary to the development of those parts of the estate. In connection with this work, buildings DS3 (650,000 sq ft) and BP2 (200,000 sq ft) are being constructed to grade.

During the six month period to 31 December 2001 the group completed construction of a 171,300 sq ft property at 15 Westferry Circus which has been leased by Morgan Stanley. In addition 40 floors out of the 42 in the 1.2 million sq ft building at 25 Canada Square were completed, of which approximately 400,000 sq ft became rent-producing in the period. Practical completion of the remainder of the building, let in its entirety to Citigroup, occured in January 2002 and it will therefore be transferred to investment properties during the second half of the year.

Significant letting progress was made during the six month period:

- In November 2001 the group exchanged contracts with Barclays PLC to lease a new 1 million sq ft building (parcel BP1), of which 650,000 sq ft is expected to be occupied initially.
- In December 2001 contracts were exchanged for 131,400 sq ft with Skadden Arps Slate Meagher & Flom LLP in a 600,000 sq ft building (parcel HQ3) which is scheduled for completion in mid-2003.

In November 2001 the group announced that it had reached agreement with British Waterways Board ('BWB') relating to the removal of a restrictive covenant affecting the remaining development sites within Canary Wharf. The agreement with BWB relates to 1.7 million sq ft of potential development with existing planning permission and, when added to the total space already built or under construction of 14 million sq ft, raises the total development at Canary Wharf to 15.7 million sq ft. In addition the development sites which were acquired during 2000 at North Quay and Riverside allow development of 2.1 million sq ft net based on existing planning permissions. Application will be made in due course to modify and increase the existing planning permission applicable to these sites by up to a further 2 million sq ft. Construction of new buildings will commence as and when market conditions allow and subject to planning.

Valuation

The net assets of the group, as stated in its consolidated balance sheet as at 31 December 2001, were £1,498.9 million. In arriving at this total:

(i) properties held as investments were carried at £2,425.0 million, which represents the Open Market Value of those properties at that date as determined by the group's external valuers, FPDSavills or CB Hillier Parker;

(ii) properties under construction and properties held for development, shown as fixed assets, were carried at £995.6 million and £168.7 million respectively, representing their cost to the group; and

(iii) properties under construction shown as current assets, were carried at £281.9 million representing their cost to the group.

BUSINESS REVIEW (continued)

The valuation of the investment portfolio increased from £2,300.5 million at 30 June 2001 to £2,425.0 million at 31 December 2001, an increase of £66.1 million, net of additions. Of this amount £48.0 million was attributable to 15 Westferry Circus which was completed during the period.

As well as valuing the investment properties, FPDSavills or CB Hillier Parker have valued all properties under construction, comprising those properties set out in the table on page 6. Including 8 Canada Square, which upon completion is contracted to be sold to HSBC and is held as a current asset, the Open Market Value of properties under construction at 31 December 2001 was £2,697.6 million in comparison with a carrying value for accounts purposes of £1,277.5 million.

As regards properties held for development throughout the period, the valuers have provided joint opinions as at 31 December 2001 that the Open Market Value was £320.7 million in comparison with a carrying value for accounts purposes of £168.7 million.

At the same time as providing their opinion of the Open Market Value of properties under construction or held for development, the valuers were also instructed to give their opinion of the present value of the Net Realisable Value of such properties. Net Realisable Value is defined in SSAP 9 (Stocks and Long-term Contracts) as 'the actual or estimated selling price (net of trade but before settlement discounts) less: (a) all further costs to completion; and (b) all costs to be incurred in marketing, selling and distributing'. This same definition of Net Realisable Value is reproduced in Practice Statement 21 of the RICS Manual 'Valuations of Trading Stock and Work in Progress, including Land and Buildings'. The Net Realisable Value of the group's properties under construction and properties held for development comprises an assessment of the total value to the group, arising from owning and developing those properties, being the aggregate of:

(a) the Open Market Value of the land;

(b) developer's profit;

(c) the effect on value of Enterprise Zone Allowances (EZAs); and

(d) finance holding costs on the site value (and other minor items) arising from the fact that the land is already in the ownership of the group.

Thus, Net Realisable Value allows consideration to be given to the enhancement in value to the group arising from (b), (c) and (d) which do not form part of the Open Market Value of the properties' existing state.

The approach adopted by the valuers in arriving at the present value of the Net Realisable Value at 31 December 2001 was consistent with that adopted at 30 June 2001. At 31 December 2001 the valuers adopted a discount rate of 7.13%, which represents a notional cost of borrowing equal to 2% above the 10-year gilt rate. This compares with a rate adopted at the previous year end of 7.25%.

On the basis outlined above, the valuers' opinion of the present value of the Net Realisable Value of the properties under construction at 31 December 2001 was £3,694.6 million. Their joint opinion of the present value of the Net Realisable Value of properties held for development at that date was £813.7 million.

The carrying value of the group's properties for accounts purposes in comparison with the supplementary valuations provided by the external valuers is summarised in the table below:

	31 December 2001			Restated 30 June 2001		
	Carrying Value £m	Open Market Value in Existing State £m	Present Value of Net Realisable Value £m	Carrying Value £m	Open Market Value in Existing State £m	Present Value of Net Realisable Value £m
Investment properties	2,425.0	2,425.0	2,425.0 (Note)	2,300.5	2,300.5	2,300.5 (Note)
Properties under construction	1,277.5	2,697.6	3,694.6	994.3	2,142.5	3,074.5
Properties held for development	168.7	320.7	813.7	124.8	438.0	1,190.0
Total	**3,871.2**	**5,443.3**	**6,933.3**	**3,419.6**	**4,881.0**	**6,565.0**

Note: Investment properties are stated at Open Market Value.

Operating Results

The interim results for the six months ended 31 December 2001 reflect the implementation of Financial Reporting Standard 19 (Deferred Tax) (FRS 19) and Urgent Issues Task Force Abstract 28 (Operating Lease Incentives) (UITF 28) and the comparatives for the six months ended 31 December 2000 and year ended 30 June 2001 have been restated accordingly.

Turnover for the six months ended 31 December 2001 was £94.2 million, against £74.2 million for the six months ended 31 December 2000. Rental income increased from £56.9 million to £73.4 million, an increase of 29.0%, of which £2.6 million was attributable to the adoption of UITF 28 (Note 1). The remainder relates to the expiry of rent free or rent reduced periods, rent reviews and the commencement of rent on recently completed or partially completed properties. Service charge income increased from £13.8 million to £16.2 million, an increase of 17.4%, due to the increased level of occupancy on the estate. Miscellaneous income increased from £3.5 million to £4.6 million over the period, reflecting the increased provision of tenant specific services (outside of the standard service charge) as occupancy on the estate increases.

Rents payable and property management costs for the six months ended 31 December 2001 were £20.1 million, in comparison with £14.6 million for the same period in 2000. However, during the six months to 31 December 2000, the lease of a vacant leasehold property was assigned to a third party and as a result a surplus provision of £2.2 million was released to the profit and loss account and included within cost of sales. The underlying increase in property management costs is the result of the increased occupancy on the estate and the increased cost of security.

BUSINESS REVIEW (continued)

For the six months ended 31 December 2001 gross profit was £74.1 million, an increase of £14.5 million over the previous period. The increase in gross profit was attributable to the increase in turnover.

Administrative expenses for the six months ended 31 December 2001 were £19.8 million, whilst for the six months to 31 December 2000 they were £18.4 million. During the six month period ended 31 December 2001 costs of £2.4 million were also incurred in association with the group's restructuring which have been treated as an exceptional item (Note 1).

The directors estimate that administrative expenses of £11.2 million (or approximately 56.6% of the total for the six months ended 31 December 2001) were attributable to the group's corporate and property investment activities. For the period ended 31 December 2000 administrative expenses attributable to these activities were estimated at £8.3 million, or 45.1% of the total. The increase is primarily attributable to amortisation of the cost of shares acquired to satisfy the group's share option schemes.

The remainder of administrative expenses are attributable to unallocated overheads associated with the group's development programme which are expensed to the profit and loss account (as opposed to costs directly attributable to and capitalised as part of the cost of particular buildings). For the six months ended 31 December 2001 such unallocated development overheads totalled £8.6 million, representing approximately 43.4% of administrative expenses. For the six months to December 2000 development overheads totalled £10.1 million or 54.9% of the total. The reduction in development overheads is largely attributable to letting costs which for the six months to December 2000 were £5.8 million whereas for the period ended December 2001 such costs totalled only £3.2 million.

For the six months ended 31 December 2001 operating profit was £54.5 million, in comparison with a profit of £42.0 million for the six months ended 31 December 2000. The improvement in the operating profit earned by the group is primarily attributable to the increase in turnover.

Net interest payable for the period to December 2001 was £39.3 million, against £19.1 million for 2000. The increase in net interest payable is partly attributable to the fact that the previous year included a net gain to the group of £4.5 million derived from the unwind of interest rate swaps relating to certain deposits that were released from security in the period (Note 4). In addition, net interest payable for the period to December 2001 included costs of £4.1 million attributable to the restructuring of certain of the group's finance leases (Note 9).

The profit on ordinary activities after interest for the period was £26.2 million in comparison with £22.5 million for the equivalent period in 2000. The tax charge for the period to December 2001 which was calculated by reference to the anticipated effective tax rate for the year to June 2002, adjusted for anticipated exceptional items, was £2.0 million, in comparison with a credit of £0.6 million for 2000 (as restated). These amounts were entirely attributable to deferred tax following the adoption of FRS 19. This accounting standard has no effect on cashflow. Moreover, the directors believe it does not reflect the actual tax which may become payable in the future.

The profit on ordinary activities after tax for 2001 was £24.2 million in comparison with £23.1 million for the previous period, an increase of £1.1 million.

Balance Sheet

On the basis of the group's statutory balance sheet, which does not reflect any revaluation of properties under construction or held for development, net asset value at 31 December 2001 was £1,498.9 million in comparison with £1,596.4 million at 30 June 2001 (as restated). The reduction in net asset value is attributable to share buy-backs during the period totalling £189.9 million, offset by the profit for the period of £24.2 million and a revaluation surplus of £66.1 million.

Net asset value per share at 31 December 2001 was £2.31 (30 June 2001 – £2.33). Allowing for the revaluation of properties under construction or held for development on the basis of the present value of the Net Realisable Value summarised in the table on page 9, net asset value per share at 31 December 2001 was as set out in the table below.

In arriving at adjusted net asset value per share, the provision recognised in accordance with FRS 19 (Deferred Tax) has been added back. FRS 19 requires, inter alia, provision for deferred tax on capital allowances claimed notwithstanding that no tax would become payable unless the related properties were disposed of. In contrast no provision is required for the tax which would become payable if the group were to dispose of its properties at their revalued amount. This inconsistency in the standard has therefore been reversed in calculating the adjusted net asset value per share.

	31 December 2001 £m	30 June 2001 £m
Net assets per statutory balance sheet	1,498.9	1,596.4
Revaluation of properties under construction to NRV	2,417.1	2,080.2
Revaluation of properties held for development to NRV	645.0	1,065.2
Net assets after revaluation	4,561.0	4,741.8
Add: Discounted deferred tax provision	43.5	41.5
Adjusted net assets	**4,604.5**	**4,783.3**
Adjusted net assets per share	£7.09	£6.97
Fully diluted adjusted net assets per share	£6.86	£6.74

BUSINESS REVIEW (continued)

Borrowings

At 31 December 2001, net debt (after allowing for cash in hand and cash collateral) stood at £1,799.7 million, up from £1,191.7 million at 30 June 2001 comprising:

	At 31 December 2001 £m	At 30 June 2001 £m
Securitised debt	1,977.5	1,973.3
Loans	237.4	–
Finance lease obligations	575.9	676.8
Total borrowings	2,790.8	2,650.1
Less: cash collateral for borrowings	(566.0)	(707.2)
Less: other cash collateral excluding prepayments (see below)	(2.6)	(2.3)
	2,222.2	1,940.6
Less: cash deposits	(418.6)	(703.0)
Net debt excluding prepayments	1,803.6	1,237.6
Cash deposits arising from prepayments in respect of buildings contracted to be sold	(3.9)	(45.9)
Net debt	**1,799.7**	**1,191.7**

The increase in gross borrowings from £2,650.1 million to £2,790.8 million is attributable primarily to drawings under the group's £1 billion revolving construction loan facility, partially offset by the restructuring of certain of the group's finance leases (Note 9). The increase in gross borrowings was accompanied by a reduction in cash and term deposits from £1,458.4 million at 30 June 2001 to £991.1 million at 31 December 2001 primarily as a result of the requirement to fund development costs and share buy-backs totalling £189.9 million. At 31 December 2001 the group had undrawn committed facilities of £878.8 million. At that date the weighted average cost of the group's debt was 6.4% (30 June 2001 – 6.7%).

Cash Flow

Net cash inflow from operating activities for the six months ended 31 December 2001 was £39.0 million in comparison with £53.2 million for the six months to December 2000. This reduction was attributable to movements in working capital.

Capital expenditure and financial investment for the six months ended 31 December 2001 was £422.4 million, as compared with £288.0 million for the six months to 31 December 2000. Capital expenditure for the six months ended 31 December 2000 included land purchases of £91.7 million and development expenditure of £220.0 million. For the period ended 31 December 2001 capital expenditure largely comprised development expenditure of £420.0 million.

The financing cash outflow for the six months ended 31 December 2001 was £47.4 million compared with an inflow for the six months ended 31 December 2000 of £100.0 million. The period to December 2001 included expenditure of £189.9 million on the purchase for cancellation of the

company's own shares and the repayment of certain finance leases of £102.1 million. This was partially offset by drawings under the group's construction loan facilities. The cash inflow for the six months ended 31 December 2000 reflected drawings under a construction loan facility.

Segmental Reporting

For the first time, the Interim Statement incorporates disclosure concerning the results and net assets of two segments. The properties in each segment comprise:

Canary I – Those properties in the group's ownership within the original Canary Wharf estate identified at the time of the group's flotation, including the benefit of the agreement with BWB concerning the removal of the density cap. The status of these properties at 31 December 2001 was as follows:

	Net Internal Area million sq ft	%
Completed and let	4.6	35
Under construction and pre-let	5.8	44
Under construction and available to let	1.1	9
Uncommitted development site	1.7	12
Total owned by group	13.2	100
Owned by third parties	1.4	
Under construction and pre-sold	1.1	
Canary Wharf estate following removal of density cap	15.7	

Canary II – Those properties outside of the original estate which, at 31 December 2001, and subject to obtaining planning consent to increase the approved density, comprised:

	Net Internal Area million sq ft
Uncommitted (based on existing planning permission):	
North Quay	1.4
Riverside South	0.7
	2.1
Applications for increased planning density	2.0
Potential future development (assuming successful application to increase planning density)	4.1

BUSINESS REVIEW (continued)

Taking the valuations set out on pages 7 to 9, the net asset value attributable to each segment at 31 December 2001 was as follows:

	Canary I			Canary II		
	Book Value £m	OMV £m	NRV £m	Book Value £m	OMV £m	NRV £m
Investment properties	2,425.0	2,425.0	2,425.0	–	–	–
Properties under construction	1,277.5	2,697.6	3,694.6	–	–	–
Properties held for development	42.7	167.0	455.0	126.0	153.7	358.7
	3,745.2	5,289.6	6,574.6	126.0	153.7	358.7
Other net liabilities prior to funding	(563.4)	(563.4)	(563.4)	(9.2)	(9.2)	(9.2)
Net assets prior to funding	3,181.8	4,726.2	6,011.2	116.8	144.5	349.5
Net debt (external)	(1,799.7)	(1,799.7)	(1,799.7)	–	–	–
Intragroup funding	116.8	116.8	116.8	(116.8)	(116.8)	(116.8)
Net assets	**1,498.9**	**3,043.3**	**4,328.3**	**–**	**27.7**	**232.7**

The segmental analysis of the group's profit and loss account and balance sheet prior to revaluation of properties under construction and held for development for the period ended 31 December 2001 is set out in Note 3 on page 23.

For the six months ended 31 December 2001, Canary I recorded a profit before tax of £28.6 million.

Canary II recorded a loss before tax of £2.4 million for the six months ended 31 December 2001, attributable entirely to administrative expenses associated with working up proposals for its development sites. Of the total development overheads of £8.6 million for the six months ended 31 December 2001, the directors estimate that £6.2 million was attributable to Canary I and the remaining £2.4 million attributable to Canary II. The directors consider that development overheads attributable to Canary I will in due course reduce to an insignificant level upon completion of the development programme.

Throughout the six month period to 31 December 2001 Canary II was funded by way of an interest free inter-company loan.

UNAUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE SIX MONTHS ENDED 31 DECEMBER 2001

Restated Audited Year ended 30 June 2001 £m		Notes	Unaudited Six months ended 31 December 2001 £m	*Restated Unaudited Six months ended 31 December 2000 £m
159.2	Turnover – rents and service charges		94.2	74.2
	Cost of sales			
(32.8)	– rents and property management costs		(20.1)	(14.6)
126.4	**GROSS PROFIT**		**74.1**	**59.6**
(36.6)	Administrative expenses		(19.8)	(18.4)
1.9	Other operating income		0.2	0.8
91.7	**OPERATING PROFIT**		**54.5**	**42.0**
	Exceptional items:			
	– deferred consideration on disposal of			
–	subsidiary undertaking	8	13.4	–
–	– costs of group restructuring	1	(2.4)	–
(0.4)	Share of operating loss of associates		–	(0.4)
50.7	Interest receivable – group	4	26.2	30.1
(99.5)	Interest payable – group	4	(65.5)	(49.2)
42.5	**PROFIT FOR THE FINANCIAL PERIOD BEFORE TAX**		**26.2**	**22.5**
1.1	Taxation	5	(2.0)	0.6
43.6	**PROFIT FOR THE FINANCIAL PERIOD AFTER TAX**	**11**	**24.2**	**23.1**
43.6	**TRANSFERRED TO RESERVES**	11	**24.2**	**23.1**
6.3p	Basic earnings per share	6	3.7p	3.4p
6.2p	Diluted earnings per share	6	3.6p	3.3p
	Before exceptional items:			
6.3p	Basic earnings per share	6	2.0p	3.4p
6.2p	Diluted earnings per share	6	2.0p	3.3p

The Notes on pages 20 to 34 form an integral part of this Interim Statement.

The above results relate to the continuing activities of the group and the share of associates attributable to the group prior to the date of their disposal.

The interim results for the six months ended 31 December 2001 were approved by the Board of Directors on 5 March 2002.

*Restated as set out in Note 1.

UNAUDITED CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES FOR THE SIX MONTHS ENDED 31 DECEMBER 2001

*Restated Audited Year ended 30 June 2001 £m		Notes	Unaudited Six months ended 31 December 2001 £m	*Restated Unaudited Six months ended 31 December 2000 £m
	Profit/(loss) for the financial period of the group and its share of associates:			
44.0	– group		24.2	23.5
(0.4)	– share of associates		–	(0.4)
84.4	Unrealised surplus on revaluation of investment properties – group	7	66.1	79.7
128.0	**TOTAL RECOGNISED GAINS AND LOSSES RELATING TO THE PERIOD**		**90.3**	**102.8**
	– Prior year adjustments (as explained in Note 1)		(41.5)	–
128.0	**TOTAL RECOGNISED GAINS AND LOSSES SINCE LAST ANNUAL REPORT**		**48.8**	**102.8**

The notes on pages 20 to 34 form an integral part of this Interim Statement.

*Restated as set out in Note 1.

UNAUDITED CONSOLIDATED BALANCE SHEET AT 31 DECEMBER 2001

*Restated Audited 30 June 2001 £m		Notes	Unaudited 31 December 2001 £m	*Restated Unaudited 31 December 2000 £m
	FIXED ASSETS			
2,300.5	Investment properties	7	2,425.0	2,292.7
744.7	Properties under construction	7	995.6	430.9
124.8	Properties held for development	7	168.7	161.2
9.6	Other tangible fixed assets		9.4	5.7
15.8	Investments	8	26.6	–
3,195.4			**3,625.3**	**2,890.5**
	CURRENT ASSETS			
249.6	Properties under construction and properties held for development	7	281.9	188.1
10.7	Debtors: due in more than one year		13.3	10.7
86.5	Debtors: due within one year		161.9	32.0
1,458.4	Cash at bank and in hand	9	991.1	858.3
1,805.2			**1,448.2**	**1,089.1**
(742.0)	**CREDITORS: Amounts falling due within one year**		(774.2)	(208.8)
1,063.2	**NET CURRENT ASSETS**		**674.0**	**880.3**
4,258.6	**TOTAL ASSETS LESS CURRENT LIABILITIES**		**4,299.3**	**3,770.8**
(2,620.4)	**CREDITORS: Amounts falling due after more than one year**	9	**(2,756.9)**	**(2,145.6)**
(41.8)	**Provisions for liabilities and charges**		**(43.5)**	**(42.7)**
1,596.4	**NET ASSETS**		**1,498.9**	**1,582.5**
	CAPITAL AND RESERVES			
6.9	Called up share capital		6.5	6.9
	Reserves:			
–	Share premium	11	0.6	–
1,055.5	Revaluation reserve	11	1,121.6	1,050.8
0.1	Capital redemption reserve	11	0.5	–
636.8	Special reserve	11	637.1	636.1
(102.9)	Profit and loss account	11	(267.4)	(111.3)
1,596.4	**SHAREHOLDERS' FUNDS – EQUITY**	12	**1,498.9**	**1,582.5**

The Notes on pages 20 to 34 form an integral part of this Interim Statement.

*Restated as set out in Note 1.

UNAUDITED CONSOLIDATED CASH FLOW STATEMENT FOR THE SIX MONTHS ENDED 31 DECEMBER 2001

Audited Year ended 30 June 2001 £m		Notes	Unaudited Six months ended 31 December 2001 £m	Unaudited Six months ended 31 December 2000 £m
71.1	**NET CASH INFLOW FROM OPERATING ACTIVITIES**		**39.0**	**53.2**
(70.6)	Returns on investments and servicing of finance		(36.5)	(27.5)
(579.3)	Capital expenditure and financial investment		(422.4)	(288.0)
(2.1)	Acquisitions		–	–
(652.0)			(458.9)	(315.5)
(580.9)	**Cash outflow before management of liquid resources and financing**		**(419.9)**	**(262.3)**
28.7	Management of liquid resources		182.9	192.4
1,018.7	Financing		(47.4)	100.0
466.5	**(DECREASE)/INCREASE IN CASH**	9	**(284.4)**	**30.1**

RECONCILIATION OF OPERATING PROFIT TO OPERATING CASH FLOWS

Audited Year ended 30 June 2001 £m		Notes	Unaudited Six months ended 31 December 2001 £m	Unaudited Six months ended 31 December 2000 £m
91.7	Operating profit		54.5	42.0
0.3	Depreciation charges		0.4	0.1
0.7	Amortisation of share option costs		2.5	–
(53.4)	Decrease/(increase) in debtors		12.9	0.2
34.4	(Decrease)/increase in creditors		(26.0)	13.1
(2.6)	Decrease in provision		(0.3)	(2.2)
–	UITF 28 adjustment		(2.6)	–
–	Costs of group restructuring		(2.4)	–
71.1	**Net cash inflow from operating activities**		**39.0**	**53.2**

UNAUDITED CONSOLIDATED CASH FLOW STATEMENT FOR THE SIX MONTHS ENDED 31 DECEMBER 2001

\PITAL EXPENDITURE AND FINANCIAL INVESTMENT

Audited Year ended 30 June 2001 £m		Unaudited Six months ended 31 December 2001 £m	Unaudited Six months ended 31 December 2000 £m
(511.1)	Additions to properties	(420.0)	(220.0)
(92.1)	Acquisition of development properties	(10.5)	(91.7)
(8.1)	Acquisition of own shares to support share option schemes	(12.9)	–
–	Deferred consideration on disposal of subsidiary undertaking	9.5	–
(2.1)	Settlement of deferred acquisition cost	–	–
(8.3)	Purchase of tangible fixed assets	(1.5)	(3.0)
42.4	Deferred income relating to agreements for sale of property	13.0	26.7
(579.3)	**Net cash outflow**	**(422.4)**	**(288.0)**

NANCING

Audited Year ended 30 June 2001 £m		Unaudited Six months ended 31 December 2001 £m	Unaudited Six months ended 31 December 2000 £m
2.9	Issue of shares	0.9	2.2
(13.7)	Purchase of own shares for cancellation	(189.9)	–
(161.7)	Repayment of secured loans	–	–
–	Repayment of finance lease obligations	(102.1)	–
1,029.5	Issue of securitised debt	–	–
161.7	Drawdown of secured loan	243.7	97.8
1,018.7	**Net cash (outflow)/inflow**	**(47.4)**	**100.0**

The above cash flows relate to the continuing activities of the group.

NOTES TO THE INTERIM STATEMENT FOR THE SIX MONTHS ENDED 31 DECEMBER 2001

1 Basis of Preparation

The Interim Statement has been prepared having regard to the guidance in the non-mandatory statement issued by the Accounting Standards Board, 'Interim Reports', and on the basis of the accounting policies set out in the group's financial statements for the year ended 30 June 2001, save for the adoption of Financial Reporting Standard 19 (Deferred Tax) (FRS 19) and Urgent Issues Task Force Abstract 28 (Operating Lease Incentives) (UITF 28), which now have effect.

The financial information for the year ended 30 June 2001 has been extracted from the group's financial statements to that date. These financial statements received an unqualified auditors' report and have been filed with the Registrar of Companies. The comparatives for the year ended 30 June 2001 and six months ended 31 December 2000 have been restated to comply with FRS 19 and UITF 28.

(1) Basis of Consolidation

On 4 December 2001 a restructuring of the group was completed and a new ultimate holding company was introduced by way of a scheme of arrangement in accordance with Section 425 of the Companies Act 1985. The new holding company was incorporated on 30 March 2001 as a public company, Dolphincove plc. On 15 October 2001 it changed its name to New Canary Wharf plc. In order to maintain continuity following implementation of the scheme, New Canary Wharf plc changed its name to Canary Wharf Group plc on 4 December 2001, whilst the previous company of that name has been re-incorporated as a private limited company and changed its name to Canary Wharf Estate Limited.

The interim statement includes consolidated accounts for the former New Canary Wharf plc and its subsidiaries at 31 December 2001. The combination of the former New Canary Wharf plc with the original Canary Wharf Group plc has been accounted for using merger accounting in accordance with the group reconstruction provisions of Financial Reporting Standard 6 (Acquisitions and Mergers). Consequently, although the combination did not become effective until 4 December 2001, the financial statements of the combined group are presented as if the merged businesses had always been part of the same group. Accordingly, the results of the group for the entire six months ended 31 December 2001 are shown in the consolidated profit and loss account and the comparative figures for the year ended 30 June 2001 and six months ended 31 December 2000 are also prepared on this basis.

The directors have adopted the basis of preparation set out above because they consider that it is necessary in order to give a true and fair view of the results of the group for the period to 31 December 2001 consistent with the financial period adopted by the group previously. The effect of not doing so would have been to present only the results for the period since the combination became effective on 4 December 2001.

Group restructuring expenses have been treated as an exceptional item in accordance with Financial Reporting Standard 3 (Reporting Financial Performance). This transaction did not give rise to deferred tax in the period.

(2) Lease Incentives

Lease incentives include rent-free periods and other incentives given to lessees on entering into lease agreements. The group's policy for accounting for lease incentives has changed to

NOTES TO THE INTERIM STATEMENT FOR THE SIX MONTHS ENDED 31 DECEMBER 2001

comply with UITF 28. Previously rental income was recognised only on expiry of rent-free periods and other lease incentives were capitalised as part of the cost of property. Under UITF 28 the aggregate cost of lease incentives is recognised as an adjustment to rental income, allocated evenly over the lease term or the term to the first open market rent review if earlier. The cost of other lease incentives is included within prepayments and spread on a straight line basis over a similar period. Accordingly the external valuation of investment properties will be reduced for these incentives.

The new accounting policy applies to all lease incentives relating to leases commencing subsequent to 1 July 2000. The effects of the change in policy are summarised below:

Year ended 30 June 2001 £m		Six months ended 31 December 2001 £m	Six months ended 31 December 2000 £m
	Profit and loss:		
–	Increase in rental income	2.6	–
	Balance sheet:		
(10.7)	Decrease in properties under construction	(10.7)	(10.7)
10.7	Increase in prepayments and accrued income	13.3	10.7

(3) Deferred Tax

Deferred tax assets and liabilities arise from timing differences between the recognition of gains and losses in the financial statements and their recognition in a tax computation. The group's policy for accounting for deferred tax has also been changed to comply with FRS 19. Previously the group's policy was to provide for deferred tax only to the extent that liabilities or assets were expected to crystallise in the foreseeable future.

Under FRS 19 deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is not recognised when fixed assets are revalued unless by the balance sheet date there is a binding agreement to sell the revalued assets and the gain or loss expected to arise on sale has been recognised in the financial statements.

Deferred tax is measured on a discounted basis to reflect the time value of money over the period between the balance sheet date and the dates on which it is estimated that the underlying timing differences will reverse or, where the timing differences are not expected to reverse, 25 years from the date of initial recognition. Discount rates of 3.3% to 3.5% have been adopted reflecting the post-tax yield to maturity that can be obtained on government bonds with similar maturity dates and currencies to those of the deferred tax assets or liabilities.

The effects of the change in policy are summarised below:

Year ended 30 June 2001 £m		Six months ended 31 December 2001 £m	Six months ended 31 December 2000 £m
	Profit and loss account:		
1.1	Increase in deferred tax (charge)/credit	(2.0)	0.6
	Balance sheet:		
(41.5)	Deferred tax liability	(43.5)	(42.0)

2 Restatement

The effects of adopting UITF 28 (Operating Lease Incentives) and FRS 19 (Deferred Tax) for the current and comparative prior periods are as follows:

	Turnover £m	Taxation £m	Profit after taxation £m	Earnings per share Basic p	Earnings per share Diluted p	Shareholders' funds £m
Year ended 30 June 2001						
As previously reported	159.2	–	42.5	6.2	6.1	1,637.9
Effect of adopting UITF 28	–	–	–	–	–	–
Effect of adopting FRS 19	–	1.1	1.1	0.1	0.1	(41.5)
As restated	159.2	1.1	43.6	6.3	6.2	1,596.4
Six months ended 31 December 2000						
As previously reported	74.2	–	22.5	3.3	3.2	1,624.5
Effect of adopting UITF 28	–	–	–	–	–	–
Effect of adopting FRS 19	–	0.6	0.6	0.1	0.1	(42.0)
As restated	74.2	0.6	23.1	3.4	3.3	1,582.5
Six months ended 31 December 2001						
Results without adopting UITF 28 and FRS 19	91.6	–	23.6	3.6	3.5	1,539.8
Effect of adopting UITF 28	2.6	–	2.6	0.4	0.4	2.6
Effect of adopting FRS 19	–	(2.0)	(2.0)	(0.3)	(0.3)	(43.5)
As reported	94.2	(2.0)	24.2	3.7	3.6	1,498.9

NOTES TO THE INTERIM STATEMENT FOR THE SIX MONTHS ENDED 31 DECEMBER 2001

3 Segmental Reporting

The Business Review includes a discussion of segmental information on pages 13 and 14, including a summary of the properties in each segment. For the purposes of the segmental information which follows, properties are stated on the basis adopted for statutory reporting purposes, which does not reflect any revaluation of properties under construction or held for development.

Balance sheet

	At 31 December 2001		
	Canary I £m	Canary II £m	Total Group £m
Properties	3,745.2	126.0	3,871.2
Other net liabilities excluding net debt and intragroup funding	(563.4)	(9.2)	(572.6)
Net assets prior to funding	3,181.8	116.8	3,298.6
Net debt (external)	(1,799.7)	–	(1,799.7)
Intragroup funding	116.8	(116.8)	–
Net assets	1,498.9	–	1,498.9

Profit and loss account

The group's turnover for the six months ended 31 December 2001 was attributable entirely to Canary I.

Administrative expenses for that period were £19.8 million of which £17.4 million was attributable to Canary I and £2.4 million to Canary II.

Canary I recorded a profit before tax of £28.6 million for the six months ended 31 December 2001, whilst Canary II recorded a loss before tax of £2.4 million, attributable entirely to administrative expenses.

4 Interest

Audited Year ended 30 June 2001 £m		Unaudited Six months ended 31 December 2001 £m	Unaudited Six months ended 31 December 2000 £m
	Receivable:		
50.7	Bank interest receivable	26.2	30.1
50.7	**Total**	**26.2**	**30.1**
	Payable:		
71.7	Notes and debentures	70.9	32.8
9.3	Bank loans and overdrafts	3.7	2.1
46.0	Finance lease charges	24.2	23.5
127.0		**98.8**	**58.4**
	Less:		
(27.5)	Interest at 6.2% (year ended 30 June 2001 – 6.5%, six months ended 31 December 2000 – 6.7%) on development financings transferred to development properties (Note 7)	(33.3)	(9.2)
99.5	**Total**	**65.5**	**49.2**

Interest payable of £33.3 million (year ended 30 June 2001 – £27.5 million, six months ended 31 December 2000 – £9.2 million) has been transferred to development properties (Note 7). The amount transferred includes £29.6 million attributable to the cost of funds forming part of the group's general borrowings which are utilised in financing construction (year ended 30 June 2001 – £19.4 million, six months ended 31 December 2000 – £8.2 million).

For the six months ended 31 December 2001, finance lease charges of £24.2 million include £4.1 million relating to the acquisition of Indural Holdings Limited ('Indural') (Note 9).

During the period ended 31 December 2000 the security held over cash deposits totalling £94.3 million held by the group's finance lessors was released and at the same time interest rate swaps relating to these deposits were unwound resulting in a net gain to the group of £4.5 million. This amount is included within interest receivable for that period.

NOTES TO THE INTERIM STATEMENT FOR THE SIX MONTHS ENDED 31 DECEMBER 2001

5 Tax on profit on ordinary activities

Restated Audited Year ended 30 June 2001 £m		Unaudited Six months ended 31 December 2001 £m	Restated Unaudited Six months ended 31 December 2000 £m
	Deferred tax:		
(0.6)	Origination and reversal of timing differences	0.3	(0.3)
1.7	Net effect of discount	(2.3)	0.9
1.1	Total deferred tax (Note 10)	(2.0)	0.6
1.1	**Total tax on profit on ordinary activities**	**(2.0)**	**0.6**

No provision for corporation tax has been made in the consolidated results of the group for the six months to 31 December 2001 due to the availability of tax losses brought forward from previous periods and other tax reliefs available to offset the profit for the period.

6 Earnings per share

Basic earnings per share is calculated by reference to the profit attributable to ordinary shareholders of £24.2 million (year ended 30 June 2001 restated – £43.6 million, six months ended 31 December 2000 restated – £23.1 million) and on the weighted average of 658.9 million shares in issue (June 2001 – 688.0 million, December 2000 – 687.3 million).

The calculation of diluted earnings per share for the six months ended 31 December 2001 is based on the profit attributable to ordinary shareholders of £24.2 million (year ended 30 June 2001 restated – £43.6 million, six months ended 31 December 2000 restated – £23.1 million) and the diluted weighted average of 667.4 million shares (June 2001 – 699.1 million, December 2000 – 699.3 million). The calculation of the number of shares which are dilutive is based on the number of potential shares outstanding as adjusted for the difference between the exercise price and the weighted average share price for the period. The difference between the basic weighted average number of shares and the diluted weighted average comprises the following:

	Shares million
Warrants	4.6
Share Options	3.4
Long Term Incentive Plan	0.5
Total	**8.5**

The basic earnings per share before exceptional items and diluted earnings per share before exceptional items for the period ended 31 December 2001 has been calculated on the profit for that period of £13.2 million, excluding the exceptional gain of £13.4 million relating to deferred consideration on disposal of subsidiary undertakings and the exceptional cost of £2.4 million relating to the restructuring of the group.

7 Investment Properties and Properties Under Development

	Investment properties £m	Properties under construction £m	Properties held for development £m
Freehold properties held as tangible fixed assets:			
As at 1 July 2001	2,300.5	755.4	124.8
Adjustment for UITF 28	–	(10.7)	–
Restated as at 1 July 2001	2,300.5	744.7	124.8
Additions including interest	0.9	303.0	49.3
Transfer to properties under construction	–	5.4	(5.4)
Transfer of completed properties	57.5	(57.5)	–
Revaluation	66.1	–	–
As at 31 December 2001	**2,425.0**	**995.6**	**168.7**
Of which, subject to lease and finance leaseback arrangements	1,043.6		
Historical cost	1,071.8	995.6	168.7

Freehold properties held as current assets:	£m
As at 1 July 2001	249.6
Additions	32.3
As at 31 December 2001	**281.9**

NOTES TO THE INTERIM STATEMENT FOR THE SIX MONTHS ENDED 31 DECEMBER 2001

Investment properties are recorded at valuation less the cost of relevant tenant incentives incurred at the balance sheet date in accordance with UITF 28. The remaining unamortised tenant incentives are held within prepayments in the balance sheet.

During the period ended 31 December 2001 the group completed construction of a 171,300 sq ft building at 15 Westferry Circus which was pre-leased to Morgan Stanley. This property has been revalued externally at 31 December 2001 on the basis of Open Market Value in accordance with the Appraisal and Valuation Manual published by the Royal Institution of Chartered Surveyors ('Open Market Value'). This resulted in a surplus upon revaluation of £48.0 million which has been taken to the revaluation reserve.

The group's other investment properties have also been revalued externally as at 31 December 2001 on the basis of Open Market Value. These valuations were undertaken by either FPDSavills Commercial Limited, Chartered Surveyors, or CB Hillier Parker Limited, Surveyors and Valuers. Each property has been valued individually on a free and clear basis and not as part of a portfolio and no account has been taken of any intragroup leases or arrangements. No allowance has been made for any seller's expenses of realisation nor for any taxation which might arise in the event of disposal. The surplus arising on the valuations at 31 December 2001 (£18.1 million) has been transferred to the revaluation reserve.

Properties under construction and properties held for development at 31 December 2001 which are to be retained are carried at their fair value at the time of acquisition of the Canary Wharf Holdings Limited group in December 1995, less subsequent disposals plus additions at cost, subject to any provision for impairment. Properties under construction which are contracted to be sold on completion are carried within current assets at the lower of cost (namely fair value at date of acquisition plus additions at cost) and net realisable value.

At 31 December 2001 properties under construction held as fixed assets included £63.9 million (30 June 2001 – £33.8 million) in respect of financing costs.

On 6 November 2000, the group entered into an Agreement for Lease with Clifford Chance LLP for the lease of 785,000 sq ft in a new 1 million sq ft building under construction on Heron Quays (parcel HQ5). The group has acquired the sub-leasehold interest (with approximately 15.5 years unexpired) in 200/202 Aldersgate Street, a 437,000 sq ft office building in the City of London, and has underlet the premises to Clifford Chance for a term of approximately 6 years at the same rent as that under the sublease. Clifford Chance have the right to terminate their lease on giving not less than three months notice following practical completion of HQ5, in which event the group will sublet the premises or dispose of its interest on the open market.

8 Investments

	Own shares £m	Other investments £m	Total £m
Cost:			
At 1 July 2001	13.9	2.1	16.0
Additions	12.9	–	12.9
At 31 December 2001	**26.8**	**2.1**	**28.9**
Amortisation:			
At 1 July 2001	(0.2)	–	(0.2)
Charge for the period	(2.1)	–	(2.1)
At 31 December 2001	**(2.3)**	–	**(2.3)**
Net book amount:			
At 31 December 2001	**24.5**	**2.1**	**26.6**
At 1 July 2001	13.7	2.1	15.8

During the period ended 31 December 2001 the company acquired a further 2.5 million of its own shares at a cost of £12.9 million, in connection with the group's share option schemes. The carrying value of own shares at 31 December 2001 was £24.5 million, net of accumulated amortisation of £2.3 million.

In October 1996 the group sold its interest in the limited partner companies of the First Tower Limited Partnership, subject to payment of deferred consideration contingent upon the satisfaction of certain conditions. During the period to 31 December 2001 these conditions were confirmed as having been satisfied and the group became entitled to receive £13.4 million net of expenses. This amount is recognised in the profit and loss account as an exceptional item. This exceptional item did not give rise to deferred tax in the period.

NOTES TO THE INTERIM STATEMENT FOR THE SIX MONTHS ENDED 31 DECEMBER 2001

9 Net Debt

The amounts at which borrowings are stated comprise:

	Securitised debt £m	Construction loans £m	Finance lease obligations £m	Total £m
At 1 July 2001	1,973.3	–	676.8	2,650.1
Drawn down in period	–	243.7	–	243.7
Restructuring of finance leases	–	–	(102.1)	(102.1)
Deferred financing expenses	–	(8.8)	–	(8.8)
Accrued finance charges	4.2	2.5	1.2	7.9
At 31 December 2001	**1,977.5**	**237.4**	**575.9**	**2,790.8**
Payable within one year or on demand	33.9	–	–	33.9
Payable in more than one year	1,943.6	237.4	575.9	2,756.9
	1,977.5	**237.4**	**575.9**	**2,790.8**

On 1 October 2001 the group concluded the acquisition from HSBC of Indural for a consideration of £3.1 million. In December 1997 Indural entered into agreements for lease in respect of two properties owned by the then group which were subsequently leased back to the group from the date of acquisition on finance lease terms. As a result of the acquisition cash deposits totalling £111.9 million held by Indural as security for the group's finance leases were released from charge. Indural has been consolidated in the accounts of the group from the date of acquisition, the effect of which has been that finance lease receivables and payables totalling £102.1 million have been offset. The consideration payable on acquisition, together with an adjustment to the carrying value of the finance lease obligation, have been treated as a charge required to restructure the finance leases and shown as a component within interest payable (finance lease charges), totalling £4.1 million (Note 4).

In November 2000 the group concluded a seven year, £1 billion revolving construction loan facility of which £237.1 million was drawn down prior to 31 December 2001. Drawings under the facility are secured by first-ranking fixed and floating charges over the properties which are subject to the financing and by the guarantee of the parent company. Drawings bear interest at a margin of 1% over LIBOR and are repayable on the date falling three months after the scheduled completion date for the property being financed, subject to the group's ability to extend on certain conditions.

In October 2001 the group entered into a further £125 million construction loan facility of which £6.6 million was drawn down prior to 31 December 2001.

At 31 December 2001 the group held sterling cash deposits totalling £991.1 million (30 June 2001 – £1,458.4 million), comprising deposits placed on money market at call and term rates. Total cash deposits included £566.0 million (30 June 2001 – £707.2 million) held by third parties as cash collateral for the group's borrowings, £3.9 million (30 June 2001 – £45.9 million) of prepayments in respect of buildings contracted to be sold upon completion of development and a further £2.6 million (30 June 2001 – £2.3 million) charged to third parties as security for the group's obligations. Unsecured cash deposits totalled £418.6 million at 31 December 2001 (30 June 2001 – £703.0 million).

NOTES TO THE INTERIM STATEMENT FOR THE SIX MONTHS ENDED 31 DECEMBER 2001

The movement in net debt for the six months ended 31 December 2001 was as follows:

	1 July 2001 £m	Cash Flow £m	Other Non-Cash Changes £m	31 December 2001 £m
Cash at bank	1,458.4	(467.3)	–	991.1
Amounts on deposit not available on demand	(755.4)	182.9	–	(572.5)
	703.0	**(284.4)**	–	**418.6**
Debt due after 1 year	(1,943.6)	(239.3)	1.9	(2,181.0)
Debt due within 1 year	(29.7)	–	(4.2)	(33.9)
Finance leases	(676.8)	117.2	(16.3)	(575.9)
	(2,650.1)	**(122.1)**	**(18.6)**	**(2,790.8)**
Amounts on deposit not available on demand	755.4	(182.9)	–	572.5
Net debt	**(1,191.7)**	**(589.4)**	**(18.6)**	**(1,799.7)**

	Restated six months ended 31 December 2001 £m
Decrease in cash in the six months	(467.3)
Increase in debt and lease financing	(122.1)
Change in net debt resulting from cash flows	(589.4)
Non-cash movement in net debt	(18.6)
Movement in net debt in the six months	(608.0)
Net debt at 1 July 2001	(1,191.7)
Net debt at 31 December 2001	**(1,799.7)**

10 Deferred Taxation

	Six months ended 31 December 2001 £m	Restated Six months ended 31 December 2000 £m
Accelerated capital allowances claimed	(92.1)	(92.1)
Other timing differences	4.7	4.7
Undiscounted deferred tax liability	(87.4)	(87.4)
Discount	43.9	45.4
Discounted deferred tax liability	**(43.5)**	**(42.0)**
At 1 July	(41.5)	(42.6)
Deferred tax (charge)/credit in profit and loss account for the period	(2.0)	0.6
At 31 December	**(43.5)**	**(42.0)**

As the company has no intention to sell its investment properties it is not expected that the deferred tax liability will crystalise in the foreseeable future.

In accordance with FRS19, no provision has been made for deferred tax on gains on property revalued to its market value. If the group's properties were sold at their market value, a tax liability of approximately £240.7 million would arise. As the group has no intention to sell its investment properties, it is not expected that any liability will arise in the foreseeable future and no provision for this contingent liability has been made.

NOTES TO THE INTERIM STATEMENT FOR THE SIX MONTHS ENDED 31 DECEMBER 2001

11 Reserves

	Share premium account £m	Revaluation reserve £m	Capital reserve £m	Capital redemption reserve £m	Special reserve £m	Profit and loss account £m	Total £m
Equity reserves:							
At 1 July 2001 – as previously stated	575.5	1,055.5	61.3	0.1	–	(61.4)	1,631.0
Prior year adjustments (as explained in Note 1)	(575.5)	–	(61.3)	–	636.8	(41.5)	(41.5)
At 1 July 2001 – as restated	–	1,055.5	–	0.1	636.8	(102.9)	1,589.5
Issue of shares under share option schemes	0.6	–	–	–	–	–	0.6
Reserve movements in respect of share option schemes	–	–	–	–	–	1.2	1.2
Acquisition and cancellation of own shares	–	–	–	0.4	–	(189.9)	(189.5)
Revaluation of investment properties	–	66.1	–	–	–	–	66.1
Reserve movements relating to scheme of arrangement	–	–	–	–	0.3	–	0.3
Profit for the financial period	–	–	–	–	–	24.2	24.2
At 31 December 2001	0.6	1,121.6	–	0.5	637.1	(267.4)	1,492.4

The special reserve arose from a restructuring of the group which was completed on 4 December 2001 involving the introduction of a new holding company for the group by way of a scheme of arrangement in accordance with Section 425 of the Companies Act 1985.

12 Reconciliation of Movement in Shareholders' Funds

	Six months ended 31 December 2001 £m
Profit for the financial period	24.2
Revaluation surplus	66.1
New shares issued under the group's share option schemes	0.9
Credit in respect of share option schemes	1.2
Cancellation of shares	(189.9)
Net movement on shareholders' funds	(97.5)
Opening shareholders' funds as previously stated	1,637.9
Prior year adjustments (as explained in Note 2)	(41.5)
Opening shareholders' funds as restated	1,596.4
Closing shareholders' funds	**1,498.9**

INDEPENDENT REVIEW REPORT TO CANARY WHARF GROUP PLC

Introduction

We have been instructed by the company to review the financial information for the six months ended 31 December 2001 which comprises Consolidated Profit and Loss Account, Consolidated Balance Sheet, Statement of Total Recognised Gains and Losses, Consolidated Cashflow Statement and accompanying notes. We have read other information contained in the interim statement and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The Interim Statement, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the Interim Statement in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 31 December 2001.

Arthur Andersen.

Arthur Andersen
Chartered Accountants
180 Strand
London
WC2R 1BL

5 March 2002

SHAREHOLDER INFORMATION

Board of Canary Wharf Group plc:

Paul Reichmann+#
Chairman

George Iacobescu
Chief Executive Officer

A Peter Anderson
Managing Director, Finance

Sir Martin Jacomb*
Senior Non-Executive

Sir John Carter*+#
Non-Executive

Christopher Jonas#
Non-Executive

Michael Price+
Non-Executive

Robert Speirs*+#
Non-Executive

Andrew Tisch#
Non-Executive

Company Secretary
John Garwood

*Member of Audit Committee.
+Member of Remuneration Committee.
#Member of Nominations Committee.

Registered Office and Registered Number:
One Canada Square
Canary Wharf
London E14 5AB

Telephone: 020 7418 2000
Facsimile: 020 7418 2222

Registered Number: 4191122

Advisers:

Auditors:
Arthur Andersen
180 Strand
London WC2R 1BL

Bankers:
Barclays Bank Plc
54 Lombard Street
London EC3P 3AH

Financial Advisers:
Morgan Stanley
25 Cabot Place
Canary Wharf
London E14 4QA

Registrars:
Capita IRG Plc
Bourne House
34 Beckenham Road
Beckenham,
Kent BR3 4TU

Solicitors:
Clifford Chance
Limited Liability Partnership
200 Aldersgate Street
London EC1A 4JJ

Stockbrokers:
Cazenove & Co
12 Tokenhouse Yard
London EC2R 7AN

Credit Suisse First Boston
One Cabot Square
Canary Wharf
London E14 4QJ

Valuers:
FPDSavills Commercial Limited
20 Grosvenor Hill
Berkeley Square
London W1X 0HQ

CB Hillier Parker Limited
77 Grosvenor Street
London W1A 2BT

The Interim Statement and other information on the company and the Canary Wharf estate are available through the company's website on www.canarywharf.com

CANARY WHARF
GROUP PLC